UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1676855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(980) 288-6627

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital Participation Fund GP, LLC, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, was formed on June 24, 2020 to acquire minority participation interests in commercial real estate loans, or Participation Loans, made by other funds sponsored by the Sponsor and its affiliates, or the Sponsored Funds. The Sponsored Funds act or will act as lead lenders under the applicable Participation Agreement and are or shall be solely responsible for the administration and servicing of the Participation Loans, subject to certain consent rights of the Company.

We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital Participation Fund GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We offered up to a maximum of $75.0 million in the aggregate of the Company’s Series A, B, C, D, and E  Bonds, and $150 million of the Series F Bonds, or, collectively, the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000. We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 17, 2020, which was qualified by the SEC on December 28, 2020. We filed a post-qualification amendment on Form 1-A POS, or the First Revised Statement, on December 28, 2021, which was qualified by the SEC on January 11, 2022. We filed a second post-qualification amendment on Form 1-A POS, or the Second Revised Offering Statement, on July 11, 2023, which was qualified by the SEC on July 19, 2023. Pursuant to the Offering Statement and both the First and Second Revised Offering Statements, the Bonds have been previously issued in five series, Series A, Series B, Series C, Series D and Series E. Subsequently, the Company made available through an offering exempt from registration pursuant to Rule 506(c) of Regulation D Bonds in Series F, exclusively. The Series C and D Bonds bear interest at a rate equal to 6.0% per year (which increases to 6.75% upon a renewal). The Series A and Series B Bonds bear an interest rate equal to 6.75%, since both were renewed. Series E and Series F Bonds bear interest at a rate equal to 6.75%, regardless of whether in the initial term or upon renewal. The sole difference between the Series A, B, C and D bonds are the maturity dates, over a two-year period starting on May 24, 2023. The difference between the Series A, B, C and D Bonds, collectively, and the Series E Bonds and Series F Bonds is the maturity dates and the interest rate. As of June 30, 2025 and the issuance date of this report, the Offering issued $3.5 million, $5.9 million, $7.8 million, $1.3 million, and $2.7 million of the Series A Bonds, Series B Bonds, Series C Bonds, Series D Bonds, and Series E Bonds, respectively. We have raised $5.3 million of Series F Bonds. Proceeds from the sale of the Bonds will be used to acquire minority participation interests in commercial real estate loans originated by other funds sponsored by our Manager consistent with our investment strategies, or participations, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

2

The Series A Bonds Maturity Date was November 30, 2023. Pursuant to the Indenture, the Company provided a Notice of Maturity to the Series A Bondholders, which informed the Bondholders of the Company’s election to automatically renew the Bonds for an additional two years at an interest accrual rate of 6.75% per annum, as of, and from, the Maturity Date, unless the applicable holder elected to be redeemed upon the Maturity Date. The total Series A Bond principal for investors that elected to renew their investment and investors that elected to be redeemed was $1.5 million and $2.0 million, respectively. The Company anticipates repaying the remaining $0.7 million of Series A bond principal upon the November 30, 2025 maturity date.

The Series B Bonds Maturity Date was May 31, 2024. Pursuant to the Indenture, the Company provided a Notice of Maturity to the Series B Bondholders, which informed the Bondholders of the Company’s election to automatically renew the Bonds for an additional two years at an interest accrual rate of 6.75% per annum, as of, and from, the Maturity Date, unless the applicable holder elected to be redeemed upon the Maturity Date. The total Series B Bond principal for investors that elected to renew their investment and investors that elected to be redeemed was $4.6 million and $0.8 million, respectively.

The Series C Bonds Maturity Date was November 30, 2024. Pursuant to the Indenture, the Company elected to redeem all Series C Bonds on the November 30, 2024 maturity date which resulted in $2.3 million of Series C Bond principal being repaid. The remaining $5.3 million were exchanged for Series F bonds under the Regulation D offering, with a maturity date November 30, 2027 and an interest rate of 6.75% per annum.

The Series D Bonds Maturity Date was May 31, 2025. Pursuant to the Indenture, the Company elected to redeem the Bonds at maturity. The total Series D Bond principal redeemed was $1.3 million.

As of June 30, 2025, the Company held five minority participation interests in commercial real estate loans, providing $8.2 million of loan principal to various borrowers. The portfolio of loans possessed interest rates averaging 7.6% and maturities ranging from August 31, 2024 to July 31, 2025. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at June 30, 2025:

Borrower	Location	Maturity	Note Principal	Interest Rate
YP Trillium LLC	Hoffman Estates, IL	11/8/2024	$4,067,000	7.50%
JV SBAM SB, LLC	Grand Rapids, MI	8/31/2024	$1,000,000	7.50%
1234 Templecliff LLC	Dallas, TX	3/31/2025	$627,000	7.75%
Keego Harbor MHC-Michigan LLC	Keego Harbor, MI	7/31/2025	$1,372,000	7.75%
Laura Trio, LLC	Jacksonville, FL	10/31/2024	$1,100,000	7.75%

3

As of June 30, 2025, the Company held a $1,000,000 minority participation interest in one commercial real estate loan where Red Oak Capital Fund V, LLC (the lead lender) acquired the underlying property through foreclosure. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender.

We are managed by our Manager, which is wholly owned by Messrs. Gary Bechtel, Kevin Kennedy, Raymond T. Davis and White Oak Capital Holdings, LLC. Our Sponsor, has entered into a Management and Advisory Agreement whereby it has agreed to act as asset manager of the Company. Our Sponsor is a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2025

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2025.

As of June 30, 2025, the Company had deployed $8.2 million into minority participation interests in commercial real estate loans. See the table in the section above for additional details on the outstanding participation loans.

On January 14, 2025, 1234 Templecliff LLC, in which the Company has a $0.6 million participation, was extended three months to March 31, 2025 by the lead lender ROCFII Series, a series of Red Oak Capital Fund Series, LLC, in exchange for a $5,750 extension fee. On May 2, 2025, the borrower defaulted on the loan for failure to repay the entire outstanding principal and interest on the loan on the maturity date. On August, 19, 2025, ROCF II Series took ownership of the property through ROCFII Templecliff, LLC, a wholly owned subsidiary, and has begun the sale process. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender.

On March 13, 2025, YP Trillium, LLC, in which the Company has a $4.1 million participation, informed the lead lender, ROCFV Series, a series of Red Oak Capital Fund Series, LLC, of its intent to default on the senior secured loan in the amount of $8.3 million. Management is currently working through the process of obtaining ownership of the property. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender. As of June 30, 2025, the Company has a loan loss reserve of $0.7 million established.

On April 21 2025, Legacy Lofts II LLC and Legacy Lofts III LLC, the underlying borrower on a loan in which the Company had a $2.8 million participation, paid off the note in full. On April, 28, 2025, the Company received approximately $3.0 million in proceeds from the payoff, resulting in the full repayment of the loan’s carrying amount, inclusive of all principal and outstanding interest.

On May 2, 2025, mortgage note borrower Laura Trio, LLC defaulted on its $6.3 million loan for failure to repay outstanding principal and interest at maturity after failing to cure a notice of default issued on April 21, 2025. Management placed the loan in non-accrual status on January 1, 2025 and is working through the foreclosure process. The Company will maintain a first security position on the property from its participation interest totaling $1.1 million. The full $1.1 million is anticipated to be settled once ROCFII Series, a series of Red Oak Capital Fund Series, LLC, the lead lender, forecloses on and liquidates the property, or sooner, at the lead lender’s discretion.

For the six-months ended June 30, 2025, our total revenues from operations were $0.2 million. Operating costs for the same period, including bond interest expense of $0.5 million and On professional fees of $0.1 million, amounted to $0.5 million. Net loss for the period amounted to $0.4 million.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2024.

As of June 30, 2024, the Company had deployed $13.5 million into minority participation interests in commercial real estate loans.

4

On March 1, 2024, the office located in Parsippany-Troy Hills, NJ, formerly owned by 11 Waterview Blvd. LLC, was acquired by ROCFV Series (the lead lender) through foreclosure. The Company held a $1.0 million minority participation interest in the loan that originally matured on March 31, 2023. The lead lender took ownership of the property through ROCFV Waterview, LLC, a wholly owned subsidiary of the lead lender, and began the sale process. As of June 30, 2024, the property continues to be held for sale and the lead lender is fielding interest from several buyer groups. The Company will receive first priority of proceeds upon liquidation of the property by the lead lender.

For the six-months ended June 30, 2024, our total revenues from operations were $0.5 million. Operating costs for the same period, including bond interest expense of $0.6 million, professional fees of $0.1 million, and management fees of $0.02 million, amounted to $0.7 million. Net loss for the period amounted to $0.2 million.

Liquidity and Capital Resources

As of June 30, 2025, we have raised $3.5 million of Series A Bonds, $5.9 million of Series B Bonds, $7.8 million of Series C Bonds, $1.3 million of Series D Bonds, $2.7 million of Series E Bonds, and $5.3 million of Series F Bonds pursuant to our offering of Bonds. As of June 30, 2025, $0.7 million of Series A Bonds, $3.8 million of Series B Bonds, $2.7 million of Series E Bonds, and $5.3 million of Series F Bonds remained outstanding.

Prior to the November 30, 2023 maturity date of the Series A bonds, the holders provided affirmative elections of redemption which resulted in $2.0 million of Series A bond principal being repaid. The remaining $1.5 million was automatically renewed through November 30, 2025 and the interest rate was increased to 6.75% per annum.

Prior to the May 31, 2024 maturity date of the Series B bonds, the holders provided affirmative elections of redemption which resulted in $0.8 million of Series B bond principal being repaid. The remaining $4.6 million was automatically renewed through May 31, 2026 and the interest rate was increased to 6.75% per annum.

Prior to the November 30, 2024 maturity date of the Series C bonds, the Company elected to redeem all Series C bonds which resulted in $2.3 million of Series C bond principal being repaid on November 30, 2024. The remaining $5.3 million was rolled into Series F Bonds under the Regulation D offering, which bear an interest rate of 6.75% per annum and mature on May 31, 2027.

On May 31, 2025 maturity date of the Series D bonds, the Company elected to redeem the Bonds which resulted in $1.3 million of outstanding Series D bond principal being repaid.

The Company anticipates repaying $0.7 million of Series A bond principal upon maturity on November 30, 2025, $2.7 million of Series E bond principal upon maturity on January 31, 2026, and $3.8 million of Series B bond principal upon maturity on May 31, 2026.

Our principal demands for cash will be for acquisition costs, including the purchase price of any participations, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt. The Company had cash on hand of $1.4 million as of June 30, 2025. We have a 49% limit on the amount of debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

5

Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of the offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of June 30, 2025, all offerings for the Company are closed and, as such, we will no longer issue any additional bonds. We intend to use the net proceeds from the offerings to purchase participations, securities or other assets we acquire, pay operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds.

We did not close any new commercial real estate loan participations in the first half of 2025 as the Fund remained fully deployed throughout the period. During the second quarter, a participation note with $2.8 million of participation principal paid off in full. The Company received approximately $3.0 million in proceeds from the payoff.

As of June 30, 2025, four of the five loans underlying the participation interests held by the Company were in default.  Management is working diligently to remediate these impairments which typically involves taking possession of the collateral underlying the defaulted loan with the intent to liquidate through sale to an external party.  Given the senior position that the Company’s participation interests retain in the obligation, the probability of recovery is greater than if this position did not exist.  Nonetheless, where indicated by the current value of the collateral, management has booked reserves for potential losses on the Company’s participation interest.  Assuming the Company and lead lender are successful in working out and realizing the distressed assets, we expect to recover most if not all of the principal invested in the participation interests.  However, if these efforts, for whatever reason, are not successful, it may result in additional losses beyond those contemplated by the reserves and ultimately could materially alter our ability to meet our obligations in a timely manner, including debt service obligations and the redemption of bond maturities.

Item 2. Other Information

None.

6

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2025 AND DECEMBER 31, 2024

7

8

Red Oak Capital Intermediate Income Fund, LLC

Balance Sheets

	June 30, 2025	December 31, 2024
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$1,405,211	$684,016
Mortgage loans receivable, held for investment, net	7,496,000	10,268,000
Loan interest receivable	52,214	179,610
Due from affiliates	1,000,049	1,000,000

Total assets	$9,953,474	$12,131,626

Liabilities and Member's Deficit

Current liabilities:
Current portion of series A bonds payable, net	$730,000	$730,000
Current portion of series B bonds payable, net	3,814,000	-
Current portion of series D bonds payable, net	-	1,328,254
Current portion of series E bonds payable, net	2,645,485	2,642,162
Bond interest payable	210,077	231,733
Due to managing member	600	-
Accrued expenses	9,575	3,404
Total current liabilities	7,409,737	4,935,553

Long-term liabilities:
Series B bonds payable, net	-	4,304,000
Series F bonds payable, net	5,250,000	5,250,000
Total long-term liabilities	5,250,000	9,554,000

Total liabilities	12,659,737	14,489,553

Member's deficit	(2,706,263)	(2,357,927)

Total liabilities and member's deficit	$9,953,474	$12,131,626

The accompanying notes are an integral part of the financial statements

9

Red Oak Capital Intermediate Income Fund, LLC

Statements of Operations

	For the Six Months Ending June 30
	2025	2024

Revenue:
Mortgage interest income	$138,768	$514,611
Bank interest income	14,329	28,079
Total revenue	153,097	542,690

Expenses:
Bond interest expense	460,516	567,960
Provision for credit losses	(70,000)	-
Management fees	17,836	23,226
Organization fees	-	1,425
Professional fees	93,081	117,015
Total expenses	501,433	709,626

Net loss	$(348,336)	$(166,936)

The accompanying notes are an integral part of the financial statements

10

Red Oak Capital Intermediate Income Fund, LLC

Statements of Changes in Member's Capital

Managing Member

Member's deficit, January 1, 2024	$(1,253,060)

Net loss	(166,936)

Member's deficit, June 30, 2024	$(1,419,996)

Member's deficit, January 1, 2025	$(2,357,927)

Net loss	(348,336)

Member's deficit, June 30, 2025	$(2,706,263)

The accompanying notes are an integral part of the financial statements

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Red Oak Capital Intermediate Income Fund, LLC

Statements of Cash Flows

	For the Six Months Ending June 30
	2025	2024

Cash flows from operating activities:
Net loss	$(348,336)	$(166,936)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	5,071	27,322
Provision for loan losses	(70,000)	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	127,395	(514,611)
Net change in due from affiliates	(49)	(1,000,552)
Net change in bond interest payable	(21,656)	3,082
Net change in due to managing member	600	-
Net change in accrued expenses	6,170	14,919

Net cash provided by (used in) operating activities	(300,805)	(1,636,776)

Cash flows from investing activities:
Mortgage notes repaid	2,842,000	1,000,000

Net cash provided by (used in) investing activities	2,842,000	1,000,000

Cash flows from financing activities:
Proceeds from Series E Bonds	-	285,000
Payment of debt issuance costs	-	(2,138)
Redemptions of Series A Bonds	-	(774,000)
Redemptions of Series B Bonds	(490,000)	(1,046,000)
Redemptions of Series C Bonds	-	(250,000)
Redemptions of Series D Bonds	(1,330,000)	-

Net cash provided by (used in) financing activities	(1,820,000)	(1,787,138)

Net change in cash and cash equivalents	721,195	(2,423,914)

Cash and cash equivalents, beginning of period	684,016	2,801,504

Cash and cash equivalents, end of period	$1,405,211	$377,590

Supplemental disclosure of cash flow information:
Cash paid for interest	$477,102	$540,857

The accompanying notes are an integral part of the financial statements

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

1. Organization

Red Oak Capital Intermediate Income Fund, LLC, (the “Company”) is a Delaware limited liability company formed to acquire minority participation interests in commercial real estate loans (“Participation Loans”) made by other funds sponsored by the Sponsor and its affiliates (“Sponsored Funds”). The Company enters into loan participation agreements pursuant to which it shares the rights, obligations and benefits of the Participation Loan with the Sponsored Fund which retains the majority of the participation interest in the Participation Loan. Red Oak Capital Participation Fund GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on June 24, 2020 and commenced operations on May 24, 2021. The Company raised $21 million through the issuance of Senior Secured Series A Bonds, Series B Bonds, Series C Bonds, Series D Bonds, and Series E Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. In addition, the Company conducted a secondary offering of Series F Bonds under an exemption from registration pursuant to Regulation D. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including, inflation, geopolitical developments, and tariffs on key imports and exports. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, certain macro events and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans is dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. At June 30, 2025 and December 31, 2024, $0.7 million and $0.7 million of loan loss reserve was recorded, respectively.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

2. Significant accounting policies (continued)

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading process includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan.

This analysis provides for a stratification of the loan portfolio across the following internal grades:

1. Prime – minimal probability of default

2. Pass – low probability of default

3. Low pass – moderate probability of default

4. Watch – material probability of default

5. Special mention – significant probability of default

6. Substandard – substantial probability of default

7. Doubtful – highly likely probability of default

8. Default / Loss – defaulted / expected to default

Accrued interest receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan and available for sale securities. Accrued interest receivable was $0.1 million and $0.2 million as of June 30, 2025 and December 31, 2024, respectively, relating to loans and available for sale securities, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. There were no write-offs of loan accrued interest receivables or available for sale accrued interest receivable during the periods ending June 30, 2025 and June 30, 2024.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended and management considers whether any previously accrued interest should be reversed. Interest received on non-accrual loans is either applied against principal or recognized as interest income. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. Four loans totaling $6.8 million were in nonaccrual status at June 30, 2025 and two loans totaling $3.8 million were in nonaccrual status at December 31, 2024.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

2. Significant accounting policies (continued)

Bonds payable

Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements.

As a single member LLC wholly owned by Red Oak Capital Participation Fund GP, LLC, the Company is considered a disregarded entity for tax purposes. As such, it does not file a tax return.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has selected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Adoption of Accounting Standards

On January 1, 2023, the Company adopted Accounting Standards Update No, 2016-13, Measurement of Credit Losses on Financial Instruments, and its related amendments using the prospective method. The new standard changes the impairment model for most financial assets that are measured at amortized cost from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including probability of borrower default and the fair value of the underlying collateral to determine the appropriate allowance for credit losses. There was no provision for loan loss recorded for the periods ended June 30, 2025 and June 30, 2024 as a result of the adoption of ASC 326, and there were no prior period adjustments related to the adoption of ASC 326.

3. Mortgage loans receivable

As of June 30, 2025 and December 31, 2024, the Company held approximately $8.2 million and $11.0 million of mortgage loans receivable, respectively. At June 30, 2025 this consisted of five minority loan participations where the weighted average interest rate was 7.6% and where the maturities ranged from August 31, 2024 through July 31, 2025, based on underlying loan agreements. At December 31, 2024 this consisted of six minority loan participations where the weighted average interest rate was 7.6% and where the maturities ranged from August 31, 2024 through April 26, 2025, based on underlying loan agreements. The Company earned and accrued approximately $0.1 million and $0.5 million of mortgage loan interest income during the periods ending June 30, 2025 and June 30, 2024, respectively.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

3. Mortgage loans receivable (continued)

The below table summarizes mortgage loans receivable by credit quality indicators at June 30, 2025:

Prime	$-
Pass	-
Low pass	-
Watch	1,372,000
Special mention	-
Substandard	-
Doubtful	-
Default / Loss	6,794,000
Total	$8,166,000

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the participant, leaving the servicing of the loan to the lead lender. The Company maintains a first priority position of both principal and interest for all participations. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through June 30, 2025, all minority participations have been purchased at par.

On March 1, 2024, ROCFV Series, a series of Red Oak Capital Fund Series, LLC, a related party, acquired a commercial office building in Parsippany, New Jersey through a deed in lieu of foreclosure. The building had collateralized a senior secured loan with 11 Waterview Blvd. LLC which had been in default since 2023. The Company maintains a first security position on the Waterview property from its participation interest totaling $1.0 million and has reclassified this amount as due from related party on the balance sheet. The full amount of $1.0 million is anticipated to be settled when the foreclosed real estate is liquidated, or sooner, at the discretion of the lead lender.

On March 1, 2024, ROIOF Series, a series of Red Oak Capital Fund Series, LLC, a related party, and JV SBAM SB LLC entered into an agreement to extend the maturity date from February 29, 2024 to August 31, 2024. The Company has a $1.0 million participation in the loan.

On June 10, 2024, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, and 1234 Templecliff LLC entered into an agreement to extend the original maturity date from June 30, 2024 to December 31, 2024. The Company has a $0.6 million participation in this loan.

On August 29, 2024, the minority participation with LaRose Hospitality, LLC was paid off by the lead lender, ROIOF Series, a series of Red Oak Capital Fund Series, LLC, a related party, for $2.0 million, which was the principal and interest outstanding at the time. The Company purchased the Participation Interest for $2.0 million and the Company’s pro-rata share of the interest due on the Loan was 7.50%.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

3. Mortgage loans receivable (continued)

On September 5, 2024, ROIOF Series, a series of Red Oak Capital Fund Series, LLC, a related party, issued a notice of default to mortgage note borrower, JV SBAM SB LLC, for failure to make interest payments and failure to repay the outstanding principal balance and accrued but unpaid interest on the maturity date. The borrower did not cure the default by the September 15, 2024 cure date and the loan was placed into nonaccrual status by the Company. Management determined that interest accrued and unpaid from July 1, 2024 through September 15, 2024 was uncollectible, and reversed interest for this period. The loan originally matured on August 31, 2024, and the Company holds an unpaid $1.0 million minority participation in the loan as of June 30, 2025.

Effective December 6, 2024, the Company amended and restated its existing Loan Participation Agreement with ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, to reduce its minority participation in 1234 Templecliff LLC to $0.6 million.

On January 14, 2025, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, and 1234 Templecliff LLC entered into an agreement to extend the maturity date from December 31, 2024 to March 31, 2025. The Company holds a $0.6 million participation in this loan.

On March 13, 2025, ROCFV Series, a series of Red Oak Capital Fund Series, LLC, a related party, was informed by mortgage note borrower YP Trillium, LLC of its intent to default on its senior secured loan with a principal balance of $8.3 million. Management is working through the foreclosure process on the office building in Hoffman Estates, IL. The Company will maintain a first security position on the property from its participation interest totaling $4.1 million. As of June 30, 2025, the Company has a loan loss reserve of $0.7 million established.

On April, 28, 2025, the minority participation with Legacy Lofts II LLC and Legacy Lofts II LLC was paid off by the lead lender, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, for $3.0 million, which was the principal and interest outstanding at the time. The Company purchased the Participation Interest for $2.8 million, and the Company's pro-rata share of the interest due on the loan was $0.1 million.

On May 2, 2025, mortgage note borrower 1234 Templecliff LLC defaulted on its $2.3 million loan for failure to repay outstanding principal and interest at maturity after failing to cure a notice of default issued on April 23, 2025. On August 19, 2025, ROCFII Series, a series of Red Oak Capital Fund Series, LLC, a related party, took possession of the multifamily apartments building in Dallas, Texas via foreclosure and has begun the sale process. The Company will maintain a first security position on the property from its participation interest totaling $0.6 million. The full $0.6 million is anticipated to be settled when the foreclosed real estate is liquidated, or sooner, at the discretion of the lead lender.

On May 2, 2025, mortgage note borrower Laura Trio, LLC defaulted on its $6.3 million loan for failure to repay outstanding principal and interest at maturity after failing to cure a notice of default issued on April 21, 2025. Management placed the loan in non-accrual status on January 1, 2025 and is working through the foreclosure process. The Company will maintain a first security position on the property from its participation interest totaling $1.1 million. The full $1.1 million is anticipated to be settled once ROCFII Series, a series of Red Oak Capital Fund Series, LLC, the lead lender forecloses on and liquidates the property, or sooner, at the lead lender's discretion.

4. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis in advance, to the Managing Member. The management fee is based on an annual rate of 0.25% of the gross offering principal outstanding of all bonds. During the periods ending June 30, 2025 and June 30, 2024, $0.02 million and $0.02 million of management fees were accrued and paid to the Managing Member, respectively. No management fees were held as payable to the Managing Member as of June 30, 2025 and December 31, 2024.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

4. Related party transactions (continued)

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 0.50% of the gross offering proceeds. During the periods ending June 30, 2025 and June 30, 2024, $0 and $1,425 of organization fees were accrued and paid to the Managing Member, respectively. As of June 30, 2025 and December 31, 2024, no organization fees are payable to the Managing Member.

The Company's mortgage loans receivable represent participating interests in senior loans held by related parties. See Note 3.

5. Member’s equity

As of June 30, 2025 and December 31, 2024, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions.

6. Bonds payable

During the period ending June 30, 2025, the Company issued no bonds. During the period ending June 30, 2024, the Company issued approximately $0.29 million Series E Bonds and $5.3 million Series F Bonds. All Series F Bond issuances during the year were reclassifications of Series C Bondholders. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering which are capitalized and amortized through the maturity of each Series as applicable. As of June 30, 2025 and December 31, 2024, $0.2 million and $0.2 million of debt issuance costs incurred by the Company, respectively. During the periods ending June 30, 2025 and June 30, 2024, $0.01 million and $0.03 million were amortized to bond interest expense. The Series A, Series B, Series D, Series E, and Series F Bonds mature on November 30, 2025; May 31, 2026; May 31, 2025; January 31, 2026; and November 30, 2027, respectively. Besides the maturity and stated interest rates, all other terms of the Series A, B, C, D, E, and F Bonds are identical.

On July 19, 2023, the Company was requalified under Regulation A of the Securities Act of 1933, which allowed the offering to continue for another twelve months. Pursuant to this requalification, the Company began offering Series E Bonds exclusively, as outlined in the Post-Qualification Amendment to the Form 1-A filed on July 11, 2023. The Regulation A offering, including Series E and Series F Bonds, was further described in the Offering Statement filed on March 4, 2024. The Regulation A offering was subsequently withdrawn on July 29, 2024, and is now closed. Separately, the Company commenced an offering of Series F bonds under an exemption from registration pursuant to Regulation D of the Securities Act, as described in the Private Placement Memorandum dated August 31, 2024.

Bonds payable as of June 30, 2025 and December 31, 2024 are comprised of the following:

	Rate	06/30/2025	12/31/2024
Series A bonds payable	6.75%	$730,000	$730,000
Series B bonds payable	6.75%	3,814,000	4,304,000
Series D bonds payable	6.00%	-	1,330,000
Series E bonds payable	6.75%	2,655,000	2,655,000
Series F bonds payable	6.75%	5,250,000	5,250,000
Debt issuance costs (unamortized balance)		(9,515)	(14,584)
Total bonds payable, net		$12,439,485	$14,254,416

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

6. Bonds payable (continued)

The Company executes quarterly interest payments to the Series A, Series B, Series E and Series F Bondholders at a rate of 6.75% per annum and Series D Bondholders at a rate of 6.00% per annum. For the periods ending June 30, 2025 and June 30, 2024, the Company recorded $0.5 million and $0.6 million of bond interest expense, respectively. As of June 30, 2025 and December 31, 2024, $0.2 million and $0.2 million was payable to all Bondholders.

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is subject to the full discretion of the Manager. Bond redemptions pursuant to this election will occur in the order that notices are received. In accordance with the provisions of Section 2.02(d) of the bond indenture, each Series bond maturity is subject to the holders affirmative election to be redeemed upon the initial maturity date. If such election is not made, subject to notices being made by the Company and their representatives in the manner and time frame as defined in the indenture, the bonds will automatically renew for an additional 2 years from the initial maturity.

Prior to the November 30, 2023 maturity date of the Series A bonds, the holders provided affirmative elections of redemption which resulted in $2,010,000 of Series A bond principal being repaid. The remaining $1.5 million was automatically renewed through November 30, 2025 and the interest rate was increased to 6.75% per annum.

Prior to the May 31, 2024 maturity date of the Series B bonds, the holders provided affirmative elections of redemption which resulted in $0.8 million of Series B bond principal being repaid. The remaining $4.6 million was automatically renewed through May 31, 2026 and the interest rate was increased to 6.75% per annum.

Prior to the November 30, 2024 maturity date of the Series C bonds, the Company elected to redeem all Series C Bonds which resulted in $2.3 million of Series C bond principal being repaid. The remaining $5.3 million was reclassified as Series F bonds, in a non-cash transaction, under the Regulation D offering. The Series F bonds have a maturity date of November 30, 2027 and interest rate of 6.75% per annum.

On May 31, 2025 maturity date of the Series D bonds, the Company elected to redeem the Bonds which resulted in $1.3 million of Series D bond principal being repaid.

The Bonds are also redeemable beginning 90 days from the issuance date subject to certain restrictions. Once the Company receives written notice from the bondholder, it will have 90 days from the date such notice is provided to set the redemption date which shall be the last day of the corresponding quarterly period or inform the Bondholder that their redemption request is deferred until accepted by the Manager. If the notice is received on or after 90 days from the issuance date of the Bond and on or before its maturity date, the payment to the bondholder will be reduced by an amount equal to 2% less than the annual interest rate of the amount of interest accrued on the applicable Bond as of the redemption date.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2025	$730,000
2026	6,469,000
2027	5,250,000
Total bonds payable	$12,449,000

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2025 and December 31, 2024 (Unaudited)

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

On July 25, 2025, in accordance with the offering circular, the Company executed an interest payment for $0.2 million to the trustee, UMB Bank, N.A., and paying agent, Vistra (fka Phoenix American Financial Services, Inc).

On July 31, 2025, mortgage note borrower Keego Harbor MHC-Michigan LLC, in which the Company has a $1.4 million participation, failed to pay outstanding interest and principal at maturity. The borrower is in the process of obtaining refinancing and management issued a notice of default to the borrower on September 29, 2025, with an October 13, 2025, cure date.

On August 19, 2025, ROCFII Series, a series of Red Oak Capital Fund Series, LLC took ownership of a multifamily apartment building in Dallas, Texas through foreclosure from mortgage note borrower 1234 Templecliff LLC. The Company will maintain a first security position on the property from its participation interest totaling $0.6 million.

The financial statements were approved by management and available for issuance on October 9, 2025. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Intermediate Income Fund, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Intermediate Income Fund, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Intermediate Income Fund, LLC and UMB Bank, N.A.**

(3)(b)	Form of Bond**

(3)(c)	Form of Pledge and Security Agreement***

_____________

* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on July 21, 2020.

** Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on November 24, 2020.

*** Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on September 1, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC, a Delaware limited liability company

By:	Red Oak Capital Participation Fund GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

Date: October 9, 2025

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Manager
(Principal Executive Officer)

Date: October 9, 2025

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Manager
(Principal Financial Officer and Principal Accounting Officer)

Date: October 9, 2025

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